

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Dr. Stewart Jackson
President and Chief Executive Officer
Denarii Resources Inc.
711 South Carson Street, Suite #4
Carson City, NV 89701

> **Re: Denarii Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2010**
> **Filed June 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 26, 2010**
> **Response Letter Dated November 1, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed November 1, 2010**
> **File No. 000-53389**

Dear Dr. Jackson:

We issued comments to you on the above captioned filings on November 4, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a substantive response to these comments by March 10, 2011.

If you do not respond to the outstanding comments by March 10, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact James Giugliano at (202) 551-3319, Mark C. Shannon, Branch Chief at (202) 551-3299, or myself at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director